Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Announces Pricing of Follow-on Public Offering

Amsterdam, the Netherlands, April 9, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the pricing of its follow-on public offering of 3,000,000 ordinary shares at price to the public of $29.50 per ordinary share. After deducting the underwriting discounts and other estimated offering expenses payable by uniQure, the net proceeds of the follow-on public offering are expected to be approximately $82.4 million (€76.5 million). In addition, uniQure has granted the underwriters a 30-day option to purchase up to an additional 450,000 ordinary shares from uniQure at the public offering price, less underwriting discounts. The offering is expected to close on or about April 15, 2015.

Leerink Partners LLC, Cowen and Company, LLC, and Piper Jaffray & Co. are acting as the joint book-running managers for the offering. Oppenheimer & Co. Inc. and H.C. Wainwright & Co., LLC, are acting as co-managers.

A shelf registration statement relating to these securities was declared effective by the Securities and Exchange Commission on March 13, 2015. The offering is being made only by means of a prospectus supplement, copies of which may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, email:Syndicate@Leerink.com, phone: (800) 808-7525 ext. 6142; Cowen and Company, LLC, Attention: Prospectus Department, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, phone: 631-274-2806, fax: 631-254-7140; or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, phone: 1-800-747-3924, email: prospectus@pjc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com